                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D
                                   (RULE 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 (AMENDMENT NO. 5)*


     AUREAL SEMICONDUCTOR INC. (f/k/a MEDIA VISION TECHNOLOGY, INC.)
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                      Common Stock,  par value $0.001 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                    58445Q 10 3
                                   --------------
                                   (CUSIP Number)

Michael E. Cahill, Esq.                      Kenneth Liang, Esq.
Managing Director & General Counsel          Managing Director and General
                                             Counsel
The TCW Group, Inc.                          Oaktree Capital Management, LLC
865 South Figueroa Street, Ste. 1800         333 South Grand Avenue, 28th Floor
Los Angeles, California  90017               Los Angeles, California  90071
(213) 244-0000                               (213) 830-6300
--------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                 March 5, 1999
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or
240.13d-1(g), check the following box.   /  /

NOTE: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                (Page 1 of 30 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 58445Q 10 3                                     Page  2  of  30  Pages
          ---------                                            ---     ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     The TCW Group, Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (A)  / /
     OF A GROUP*                               (B)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     Not applicable.
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada
-------------------------------------------------------------------------------
     NUMBER OF                (7) SOLE VOTING POWER
      SHARES                      33,856,641
      BY EACH                --------------------------------------------------
     REPORTING                (8) SHARED VOTING POWER
    PERSON WITH                   0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  33,856,641
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     33,856,641
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /  /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     43.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     HC, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 58445Q 10 3                                     Page  3  of  30  Pages
          ---------                                            ---     ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     Robert A. Day
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (A)  / /
     OF A GROUP*                               (B)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     Not applicable.
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada
-------------------------------------------------------------------------------
     NUMBER OF                (7) SOLE VOTING POWER
      SHARES                      33,856,641
      BY EACH                --------------------------------------------------
     REPORTING                (8) SHARED VOTING POWER
    PERSON WITH                   0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  33,856,641
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     33,856,641
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /  /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     43.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN, HC
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 58445Q 10 3                                     Page  4  of  30  Pages
          ---------                                            ---     ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     Trust Company of the West
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (A)  / /
     OF A GROUP*                               (B)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     Not applicable.
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-------------------------------------------------------------------------------
     NUMBER OF                (7) SOLE VOTING POWER
      SHARES                      18,154,856
      BY EACH                --------------------------------------------------
     REPORTING                (8) SHARED VOTING POWER
    PERSON WITH                   -0-
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  18,154,856
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,154,856
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /  /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     26.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 58445Q 10 3                                     Page  5  of  30  Pages
          ---------                                            ---     ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     TCW Asset Management Company
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (A)  / /
     OF A GROUP*                               (B)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     Not applicable.
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-------------------------------------------------------------------------------
     NUMBER OF                (7) SOLE VOTING POWER
      SHARES                      15,701,785
      BY EACH                --------------------------------------------------
     REPORTING                (8) SHARED VOTING POWER
    PERSON WITH                   -0-
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  15,701,785
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,701,785
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /  /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     22.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO, IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 58445Q 10 3                                     Page  6  of  30  Pages
          ---------                                            ---     ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     TCW Special Credits
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (A)  / /
     OF A GROUP*                               (B)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     Not applicable.
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-------------------------------------------------------------------------------
     NUMBER OF                (7) SOLE VOTING POWER
      SHARES                      15,701,785
      BY EACH                --------------------------------------------------
     REPORTING                (8) SHARED VOTING POWER
    PERSON WITH                   -0-
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  15,701,785
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,701,785
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /  /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     22.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     PN, IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 58445Q 10 3                                     Page  7  of  30  Pages
          ---------                                            ---     ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     TCW Special Credits Fund IIIb
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (A)  / /
     OF A GROUP*                               (B)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     OO, WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-------------------------------------------------------------------------------
     NUMBER OF                (7) SOLE VOTING POWER
      SHARES                      13,667,488
      BY EACH                --------------------------------------------------
     REPORTING                (8) SHARED VOTING POWER
    PERSON WITH                   -0-
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  13,667,488
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     13,667,488
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /  /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 58445Q 10 3                                     Page  8  of  30  Pages
          ---------                                            ---     ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     TCW Special Credits Trust
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (A)  / /
     OF A GROUP*                               (B)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     OO, WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-------------------------------------------------------------------------------
     NUMBER OF                (7) SOLE VOTING POWER
      SHARES                      7,412,588
      BY EACH                --------------------------------------------------
     REPORTING                (8) SHARED VOTING POWER
    PERSON WITH                   -0-
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  7,412,588
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,412,588
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /  /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 58445Q 10 3                                     Page  9  of  30  Pages
          ---------                                            ---     ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     TCW Special Credits Trust IIIb
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (A)  / /
     OF A GROUP*                               (B)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     OO, WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-------------------------------------------------------------------------------
     NUMBER OF                (7) SOLE VOTING POWER
      SHARES                      10,742,268
      BY EACH                --------------------------------------------------
     REPORTING                (8) SHARED VOTING POWER
    PERSON WITH                   -0-
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  10,742,268
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,742,268
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /  /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 58445Q 10 3                                     Page 10  of  30  Pages
          ---------                                            ---     ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     Weyerhauser Company Master Retirement Trust (Managed Account)
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (A)  / /
     OF A GROUP*                               (B)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     Not applicable.
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
     NUMBER OF                (7) SOLE VOTING POWER
      SHARES                      8,038,771
      BY EACH                --------------------------------------------------
     REPORTING                (8) SHARED VOTING POWER
    PERSON WITH                   0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  8,038,771
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,038,771
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /  /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     EP
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 58445Q 10 3                                     Page 11  of  30  Pages
          ---------                                            ---     ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     OCM Opportunities Fund II, L.P.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (A)  / /
     OF A GROUP*                               (B)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     Not applicable.
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
     NUMBER OF                (7) SOLE VOTING POWER
      SHARES                      19,291,200
      BY EACH                --------------------------------------------------
     REPORTING                (8) SHARED VOTING POWER
    PERSON WITH                   0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  19,291,200
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     19,291,200
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /  /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 58445Q 10 3                                     Page 12  of  30  Pages
          ---------                                            ---     ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     Oaktree Capital Management, LLC
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (A)  / /
     OF A GROUP*                               (B)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     Not applicable.
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-------------------------------------------------------------------------------
     NUMBER OF                (7) SOLE VOTING POWER
      SHARES                      27,525,029
      BY EACH                --------------------------------------------------
     REPORTING                (8) SHARED VOTING POWER
    PERSON WITH                   -0-
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  27,525,029
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     27,525,029
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /  /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IA, OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

This Statement relates to the Common Stock, par value $0.001 per share ("Common Stock"), of Aureal Semiconductor Inc. (f/k/a Media Vision Technology, Inc.), a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 4245 Technology Drive, Fremont, California 94538.

ITEM 2.   IDENTITY AND BACKGROUND

This Statement is filed on behalf of


      (1)    The TCW Group, Inc., a Nevada corporation ("TCWG");

      (2)    Robert Day, an individual;

      (3)    Trust Company of the West, a California corporation and wholly-owned subsidiary of TCWG ("TCW");

      (4)    TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO");

      (5) TCW Special Credits, a California general partnership of which TAMCO is the managing general partner ("Special Credits");

      (6)    TCW Special Credits Fund IIIb, a California limited partnership,
             (hereinafter referred to as the "Special Credits Limited
             Partnership") of which Special Credits is the general partner;

      (7)    Two California collective investment trusts, TCW Special Credits
             Trust ("Trust I") and TCW Special Credits Trust IIIb ("Trust
             IIIb") (hereinafter referred to as the "Special Credits Trusts") of which TCW is the trustee;

      (8) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree");

      (9) Two managed accounts of which Oaktree is investment manager on behalf of its clients, the Weyerhaeuser Company Master Retirement
             Trust ("Oaktree Account I") and the Columbia/HCA Master Retirement
             Trust ("Oaktree Account II" and, together with Oaktree Account I, the "Oaktree Accounts"); and

      (10)   OCM Opportunities Fund II, L.P., a Delaware limited partnership
             (the "Opportunities Fund") of which Oaktree is the general partner.

Special Credits, Trust I, Trust IIIb and the Special Credits Limited Partnership are hereinafter collectively referred to as the "Special Credits Entities." TCWG, TCW, TAMCO, Robert Day and the Special Credits Entities are hereinafter collectively referred to as the "TCW Related Entities." Special Credits is also the investment manager of a third party account which invests in similar securities as the Special Credits Entities (the "Special Credits Account"). Oaktree is the investment manager of the Oaktree Accounts, which invest in financially distressed entities. The principal business of Oaktree is providing investment advice and management services to institutional and individual investors. The Opportunities Fund is a limited partnership which generally invests in securities and other obligations of distressed entities. The address of the principal business and principal office for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Mr. Day acts as Chairman of the Board and Chief Executive Officer of TCWG. Additionally, Mr. Day may be deemed to control TCWG, although he disclaims control and disclaims beneficial ownership of any securities owned by the TCW Related Entities.

TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TCW is a trust company which provides investment management services, including to the Special Credits Trusts. TAMCO is an investment adviser and provides investment advice and management services to institutional and individual investors. Special Credits provides investment advice and management services to the Special Credits Limited Partnership and the Special Credits Account. The Special Credits Limited Partnership is an investment partnership which invests in financially distressed entities. The Special Credits Trusts are collective investment trusts which invest in financially distressed entities. The address of the principal business and principal office for the TCW Related Entities is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

(a)-(c) & (f)
    (i) The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:


EXECUTIVE OFFICERS
Robert A. Day               Chairman of the Board & Chief Executive Officer
Ernest O. Ellison           Vice Chairman of the Board
Marc I. Stern               President
Alvin R. Albe, Jr.          Executive Vice President, Finance & Administration
Thomas E. Larkin, Jr.       Executive Vice President & Group Managing Director
Michael E. Cahill           Managing Director, General Counsel & Secretary
William C. Sonneborn        Managing Director, Chief Financial Officer &
                            Assistant Secretary


Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

 (ii) The executive officers and directors of TCW are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:


EXECUTIVE OFFICERS & DIRECTORS
Robert A. Day               Chairman of the Board & Chief Executive Officer
Ernest O. Ellison           Director & Vice Chairman
Thomas E. Larkin, Jr.       Director & President
Alvin R. Albe, Jr.          Director & Executive Vice President, Finance &
                            Administration
Marc I. Stern               Director, Executive Vice President, Group Managing
                            Director
Michael E. Cahill           Managing Director, General Counsel & Secretary
William C. Sonneborn        Managing Director, Chief Financial Officer &
                            Assistant Secretary

  (iii) The executive officers and directors of TAMCO are listed below. The principal business address for each executive officer, director and portfolio manager is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:


EXECUTIVE OFFICERS & DIRECTORS
Robert A. Day               Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr.       Director & Vice Chairman of the Board
Marc I. Stern               Director, Vice Chairman of the Board and President
Alvin R. Albe, Jr.          Director, Executive Vice President, Finance &
                            Administration
Michael E. Cahill           Director, Managing Director, General Counsel &
                            Secretary
William C. Sonneborn        Managing Director, Chief Financial Officer &
                            Assistant Secretary
Mark L. Attanasio           Director, Group Managing Director & Chief
                            Investment Officer - Below Investment Grade Fixed
                            Income
Philip A. Barach            Director, Group Managing Director & Chief
                            Investment Officer - Investment Grade Fixed Income
Javier Baz                  Director, Managing Director & Chief Investment
                            Officer - International
Robert D. Beyer             Director & Group Managing Director
Glen E. Bickerstaff         Director & Managing Director
Nicola F. Galluccio         Director & Managing Director
Arthur R. Carlson           Director & Managing Director
Gerard B. Finneran          Director & Managing Director
Douglas S. Foreman          Director, Group Managing Director & Chief
                            Investment Officer - U.S. Equities
Mark W. Gibello             Director & Managing Director
Jeffrey E. Gundlach         Director & Group Managing Director
Raymond F. Henze III        Director & Group Managing Director
Stephen McDonald            Director & Managing Director
Jeffrey V. Peterson         Director & Managing Director
Komal S. Sri-Kumar          Director & Managing Director


  (iv) The following sets forth with respect to each general partner of Special Credits his name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each general partner who is a natural person is a citizen of the United States of America unless otherwise specified below.

TAMCO is the Managing General Partner. See information in paragraph (iii) above.

Bruce A. Karsh
President and Principal
Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

Howard S. Marks
Chairman and Principal
Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

Sheldon M. Stone
Principal
Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

David Richard Masson
Principal
Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

   (v) Special Credits is the sole general partner of the Special Credits Limited Partnership. See information in paragraph (iv) above regarding Special Credits and its general partners.

  (vi) The portfolio managers of the Special Credits Limited Partnership and the Special Credits Account are listed below. The principal address for each Portfolio Manager of the Fund is 333 South Grand Avenue, Los Angeles, California 90071. Each individual listed below is a citizen of the United States of America.

PORTFOLIO MANAGERS
Bruce A. Karsh
David Richard Masson

  (vii) Oaktree is the investment manager of the Oaktree Accounts and the general partner of the Opportunities Fund. See information in paragraph (viii) below regarding Oaktree and its general partners.

  (viii) The members and executive officers of Oaktree and the Opportunities Fund and the investment manager of the Oaktree Accounts are listed below. The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, Los Angeles, California 90071. Each individual listed below is a citizen of the United States of America.


EXECUTIVE OFFICERS & MEMBERS
Bruce A. Karsh                President and Principal
Howard S. Marks               Chairman and Principal
Sheldon M. Stone              Principal
David Richard Masson          Principal
Larry W. Keele                Principal
Stephen A. Kaplan             Principal
Russel S. Bernard             Principal
David Kirchheimer             Managing Director and Chief Financial and
                              Administrative Officer
Kenneth Liang                 Managing Director and General Counsel

PORTFOLIO MANAGERS
Bruce A. Karsh                President and Principal
David Richard Masson          Principal


(d)-(e)

During the last five years, neither TCWG, TCW, TAMCO, the Special Credits Entities, the Oaktree Accounts, the Opportunities Fund, Oaktree nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 5, 1999, the Opportunities Fund and Oaktree Account II each purchased the following securities of the Issuer: (a) 6,456,855 and 65,221 shares of the Issuer's Common Stock, respectively; (b) 5,793.73 and 58.52 shares of the Issuer's 8% Series B Convertible Preferred Stock ("Series B Preferred Stock"), respectively; (c) 396 and 4 shares of the Issuer's Series C Preferred Stock (the "Series C Preferred Stock"), respectively and (d) immediately exercisable warrants to purchase at $2.00 per share 408,375 and 4,125 shares of the Issuer's Common Stock, respectively. The Opportunities Fund and Oaktree Account II made the foregoing purchases in a privately negotiated transaction using $12,029,016 and $121,505, respectively, of funds obtained from their working capital.

Holders of shares of Series B Preferred Stock have the right to convert such shares into shares of the Issuer's Common Stock at any time according to the terms of the Issuer's Certificate of Designations of 8% Series B Convertible Preferred Stock. Accordingly, at the currently effective conversion price, the Opportunities Fund and Oaktree Account II have the right to acquire 2,350,671 and 23,941 shares of Common Stock, respectively, pursuant to the conversion feature of the shares of Series B Preferred Stock held by them.

Beginning October 30, 1998, holders of shares of Series C Preferred Stock acquired the right at any time, subject to the Issuer's right of redemption, to convert up to a maximum of 15% of the aggregate number of shares of Series C Preferred Stock held by such holder into shares of the Issuer's Common Stock according to the terms of the Issuer's Certificate of Designations of Series C Preferred Stock. For each one month period after October 30, 1998, such holders accrue the right to convert into Common Stock an additional 15% of the number of shares of Series C Preferred Stock held by such holder. On March 5, 1999, the Opportunities Fund and Oaktree Account II converted 297 and 3 shares of Series C Preferred Stock into 7,556,442 and 76,328 shares of the Issuer's Common Stock, respectively. As of March 5, 1999, at the currently effective conversion price, the Opportunities Fund and Oaktree Account II have the right to convert their 99 shares and one share of Series C Preferred Stock into approximately 2,518,857 and 25,443 shares of Common Stock, respectively, pursuant to the conversion feature of the 100 shares of Series C Preferred Stock within the next 60 days.

On November 1, 1998, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership received, respectively, an additional 4,542, 21,404, 22,162 and 26,607 shares of the Issuer's Common Stock in connection with the Issuer's bankruptcy restructuring pursuant to a prepackaged plan of reorganization which was declared effective on December 31, 1996 (the "Plan of Reorganization").

Oaktree Account I purchased 20,000 shares of the Issuer's Common Stock on August 26, 1998 in the open market using $22,656 of funds obtained from its working capital. Oaktree Account I purchased 25,000 shares of the Issuer's Common Stock on September 1, 1998 in the open market using $25,782.50 of funds obtained from its working capital.

Oaktree Account I purchased 34 shares of the Issuer's 8% Series A Convertible Preferred Stock (the "Series A Preferred Stock") on August 14, 1998 in a privately negotiated transaction using $340,000 of funds obtained from its working capital. Oaktree Account I purchased 190 shares of the Issuer's
Series A Preferred Stock on August 28, 1998 in a privately negotiated transaction using $1,900,000 of funds obtained from its working capital. Beginning July 11, 1998, holders of shares of Series A Preferred Stock have the right at any time, subject to the Issuer's right of redemption, to convert up to a maximum of 15% of the aggregate number of shares of Series A Preferred Stock held by such holder into shares of the Issuer's Common Stock according to the terms of the Issuer's Certificate of Designations of Series A Preferred Stock. For each one month period after July 11, 1998, such holders accrue the right to convert into Common Stock an additional 15% of the number of shares of Series A Preferred Stock held by such holder. On September 16, 1998, Oaktree Account I converted 92 shares of Series A Preferred Stock into 1,622,875 shares of the Issuer's Common Stock. On January 20, 1999, Oaktree Account I converted the remaining 132 shares of Series A Preferred Stock into 4,040,563 shares of the Issuer's Common Stock.

The Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership agreed pursuant to a 8% Series B Convertible Preferred Stock Purchase Agreement dated June 5, 1998, among the Issuer, B III Capital Partners, L.P., Special Credits (as agent and on behalf of the Special Credits Account), Trust I, Trust IIIb and the Special Credits Limited Partnership to acquire, respectively, 2,025, 7,087, 10,800 and 13,838 shares of the Issuer's Series B Preferred Stock in consideration of cancellation of, respectively, $1,620,000, $5,670,000, $8,640,000, and $11,070,000 of indebtedness owed to such entities pursuant to the Second Amended and Restated Loan Agreement dated August 7, 1997, among the Issuer, and Special Credits, as agent and on behalf of the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership. On December 9, 1998 the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership received, respectively, an additional 2,066, 7,229, 11,016 and 14,115 shares of Series B Preferred Stock as a dividend on such Series B Preferred Stock. On March 1, 1999, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership received, respectively, an additional 41.31, 144.57, 220.32, and 282.30 shares of Series B Preferred Stock as a dividend on such Series B Preferred Stock. Holders of shares of Series B Preferred Stock have the right to convert such shares into shares of the Issuer's Common Stock at any time according to the terms of the Issuer's Certificate of Designation of 8% Series B Convertible Preferred Stock. Accordingly, at the currently effective conversion price, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership have the right to acquire, 854,897, 2,991,925, 4,559,449 and 5,842,007 shares of Common Stock pursuant to the conversion feature of the shares of Series B Preferred Stock held by such entities.

The Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership on December 1, 1997 received, respectively, an additional 5,685, 19,898, 30,320, and 38,848 shares of the Issuer's Common Stock in connection with the Plan of Reorganization.

The Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership on September 1, 1997 received, respectively, an additional 223, 781, 1,191, and 1,526 shares of the Issuer's Common Stock in connection with the Issuer's Plan of Reorganization.

On August 6, 1997, Oaktree Account I, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership purchased, respectively, 500,000, 30,000, 105,000, 160,000, and 205,000 units, each consisting of one share of the Common Stock and an immediately exercisable warrant to purchase one-half a share of Common Stock (the "Units"). The purchase price for the Units was $2.00 per Unit. The Units were acquired pursuant to that certain Unit Purchase Agreement dated August 6, 1997, among the Issuer, IT Investment Management, B III Capital Partners, L.P., Pequod Investments L.P., Oaktree, as investment manager on behalf of Oaktree Account I, and TCW Special Credits, as agent and on behalf of the Special Credits Limited Partnership, the Special Credits Trusts and the Special Credits Account. Oaktree Account I, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership paid, respectively, $1,000,000, $60,000, $210,000, $320,000, and $410,000 from the working capital of such entities to acquire such Units.

In addition, on August 6, 1997, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership acquired, respectively (i) 120,000, 420,000, 640,000, and 820,000 warrants which became exercisable March 31, 1998 for one share of Common Stock per warrant (the "Tranche A Warrants"), and (ii) 42,000, 147,000, 224,000, and 287,000 warrants which were immediately exercisable for one share of Common Stock per warrant (the
"Tranche B Warrants", and, together with the Tranche A Warrants and the warrant portion of the Units, the "Warrants"). The Tranche A Warrants and the Tranche B Warrants were received as consideration for the renewal and extension of credit pursuant to that certain Second Amended and Restated Loan Agreement dated August 6, 1997, between the Issuer and Special Credits, as agent and on behalf of the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership.

The Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership acquired 30,000, 105,000, 160,000 and 205,000 shares, respectively, of the Issuer's Common Stock on February 20, 1997 pursuant to the Stipulation Regarding Letter of Credit Claim and Toyota-Tsusho Claim filed with the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court") on February 20, 1997 by and among Media Vision Technology Inc. ("Debtor"), the Official Unsecured Creditors' Committee and Special Credits, as Agent and Nominee for the Special Credits Trusts, the Special Credits Limited Partnership and the Special Credits Account (the "Stipulation") which was deemed effective on March 20, 1995. Pursuant to a transfer of claim, Special Credits was the holder of the secured Letter of Credit Claim (the "Letter of Credit Claim"), as defined in Debtor's Second Amended Joint Plan of Reorganization (the "Plan"). Pursuant to terms of the Stipulation, the Letter of Credit Claim was allowed as a secured claim under the Plan in the total amount of $2,300,000 and the Special Credits Entities and the Special Credits Account received 575,000 shares of New Common Stock, as defined in the Plan, based on a price of $4.00 per share. Due to the proposed issuance of new Common Stock pursuant to the Stipulation and Plan, the Special Credits Entities (including the Special Credits Account) increased their ownership percentage in the Issuer's Common Stock and, as a result, the number of shares of the Issuer's new Common Stock actually issued pursuant to the Stipulation, as evidenced by the stock certificates dated May 28, 1997, increased to a total of 593,406 shares under the terms of the Plan.

Oaktree Account I, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership acquired 1,580,333, 100,085, 350,300, 533,800 and 684,000 shares, respectively, of the Issuer's Common Stock on June 10, 1996 pursuant to the Common Stock Purchase Agreement dated as of February 21, 1996 (as amended) by and among the Issuer, Special Credits, as agent and on behalf of the Special Credits Partnership, Special Credits Account and Special Credits Trusts, and certain other purchasers, including Oaktree as the manager of Oaktree Account I. Approximately $2,133,450, $135,115, $472,905, $720,630
and $923,400 of funds were used respectively by Oaktree Account I, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership for the acquisition of such shares of the Issuer's Common Stock which was obtained from the working capital of such accounts, trusts and limited partnership.

The Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership acquired 150,000, 525,000, 800,000, and 1,025,000 shares, respectively, of the Issuer's Common Stock on March 8, 1996 pursuant to the Common Stock Purchase Agreement dated as of February 21, 1996 (as amended) by and among the Issuer, Special Credits, as agent and on behalf of the Special Credits Partnership, Special Credits Account and Special Credits Trusts, and certain other purchasers. Approximately $150,000, $525,000, $800,000, and $1,025,000 of funds were used respectively by the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership for the acquisition of such shares of the Issuer's Common Stock which was obtained from the working capital of such accounts, trusts and limited partnership.

ITEM 4.   PURPOSE OF TRANSACTION

The shares of the Issuer's Common Stock, the Warrants, the Units, the Series B Preferred Stock, the Series A Preferred Stock and the Series C Preferred Stock described herein were acquired for investment purposes and for the purposes described herein. Based on continuing evaluation of the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired, additional shares of Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock may be sold. Because the Special Credits Limited Partnership, the Special Credits Trust, Trust IIIb, Oaktree Account I and the Opportunities Fund own 20.2%, 11.5%, 16.2%, 13.2% and 29.2%, respectively, of the Issuer's Common Stock, they may be deemed, either individually or in the aggregate, to have control of the Issuer. Except as set forth elsewhere in this
Schedule 13D, Special Credits, the other TCW Related Entities, Oaktree, the Oaktree Accounts and the Opportunities Fund have made no proposals and have entered into no agreements, other than the Registration Rights Agreement by and among the Issuer and Special Credits dated as of December 30, 1994, and amended as of February 21, 1996, June 10, 1996, August 8, 1997 and June 5, 1998 described below in Item 6, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing review of investment alternatives, Special Credits, the other TCW Related Entities, Oaktree, the Oaktree Accounts and the Opportunities Fund may consider such matters in the future and, subject to applicable laws, may formulate a plan with respect to such matters subject to applicable law, and, from time to time, Special Credits, such other TCW Related Entities, the Oaktree Accounts, the Opportunities Fund or Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

ITEM 5.   INTEREST AND SECURITIES OF THE ISSUER

  (a) As of the date of this Schedule 13D, Special Credits Limited Partnership beneficially owns 13,667,488 shares of Common Stock of the Issuer (approximately 20.2% of the Issuer's shares of Common Stock), 6,615,981 of which are issued and outstanding and 7,051,507 of which the Special Credits Limited Partnership has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Series B Preferred Stock; and Special Credits, as the general partner of the Special Credits Limited Partnership, and as the investment manager of the Special Credits Account may be deemed to beneficially own 15,701,785 (13,667,488 shares of the Issuer's Common Stock in the Special Credits Limited Partnership plus 2,034,298 shares of the Issuer's Common Stock in the Special Credits Account) shares of Common Stock of the Issuer (approximately 22.9% of the Issuer's shares of Common Stock), 7,618,382 of which are issued and outstanding and 8,083,403 of which Special Credits has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Series B Preferred Stock.

As of the date of this Schedule 13D, Trust I beneficially owns 7,412,588 shares of Common Stock of the Issuer (approximately 11.5% of the Issuer's shares of Common Stock), 3,801,163 of which are issued and outstanding and 3,611,425 of which Trust I has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Series B

Preferred Stock; and Trust IIIb beneficially owns 10,742,268 shares of Common Stock of the Issuer (approximately 16.2% of the Issuer's shares of Common Stock), 5,238,819 of which are issued and outstanding and 5,503,449 of which Trust IIIb has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Series B Preferred Stock. TCW, as the trustee of the Special Credits Trusts may be deemed to beneficially own 18,154,856 shares of Common Stock of the Issuer (approximately 26.0% of the Issuer's shares of Common Stock), 9,039,982 of which are issued and outstanding and 9,114,874 of which TCW has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Series B Preferred Stock.

TAMCO, as the managing partner of Special Credits may be deemed to beneficially own the shares of the Issuer's Common Stock held by Special Credits Limited Partnership and the Special Credits Account as set forth above, all of which constitute 15,701,785 shares of Common Stock of the Issuer (approximately 22.8% of the Issuer's shares of Common Stock).

TCWG, as the parent corporation of TCW and TAMCO (as set forth above), may be deemed to beneficially own shares of the Issuer's Common Stock deemed to be owned by the other TCW Related Entities, all of which constitutes 33,856,641 shares of the Issuer's Common Stock (approximately 43.5% of the Issuer's shares of Common Stock). TCWG, TCW and TAMCO each disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement.

Mr. Day may be deemed to beneficially own shares of the Issuer's Common Stock deemed to be owned by the other TCW Related Entities (as set forth above), all of which constitute 33,856,641 shares of the Issuer's Common Stock (approximately 43.5% of the Issuer's shares of Common Stock). Mr. Day disclaims beneficial ownership of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that Mr. Day is the beneficial owner of any securities covered by this Statement.

Oaktree Account I beneficially owns 8,038,771 shares of Common Stock of the Issuer (approximately 13.2% of the Issuer's shares of Common Stock), 7,788,771 of which are issued and outstanding and 250,000 of which Oaktree Account I has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants.

Oaktree Account II beneficially owns 195,058 shares of Common Stock of the Issuer (approximately 0.3% of the Issuer's shares of Common Stock) 141,549 of which are issued and outstanding and 53,509 of which Oaktree Account II has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Series B Preferred Stock and the Series C Preferred Stock.

The Opportunities Fund beneficially owns 19,291,200 shares of Common Stock of the Issuer (approximately 29.2% of the Issuer's shares of Common Stock) 14,013,297 of which are issued and outstanding and 5,277,903 of which the Opportunities Fund has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Series B Preferred Stock and the Series C Preferred Stock.

Oaktree, as investment manager of the Oaktree Accounts and general partner of the Opportunities Fund, may be deemed to be beneficially own 27,525,029 shares of Common Stock of the Issuer (approximately 41.5% of the Issuer's shares of Common Stock), 21,943,617 of which are issued and outstanding and 5,581,412 of which Oaktree has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Series B Preferred Stock and the Series C Preferred Stock.

  (b) Special Credits, as the sole general partner of the Special Credits Limited Partnership, has discretionary authority and control over all of the assets of the Special Credits Limited Partnership pursuant to the limited partnership agreement for such limited partnership including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Limited Partnership. In addition, Special Credits, as the investment manager of the Special Credits Account has the discretionary authority and control over all of the assets of such account pursuant to the investment management agreement relating to such account including the power to vote and dispose of the Issuer's Common Stock held in the name of the Special Credits Account. Therefore, Special Credits has the power to vote and dispose of 15,701,785 shares of the Issuer's Common Stock.

TAMCO, as the managing general partner of Special Credits also has the power to vote and dispose of the shares of the Issuer's Common Stock held by Special Credits referenced above. Therefore, TAMCO has the power to vote and dispose of 15,701,785 shares of the Issuer's Common Stock.

TCW, as the trustee of the Special Credits Trusts, has discretionary authority and control over all the assets of the Special Credits Trusts pursuant to the trust agreement for such trust including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Trusts. Therefore, TCW has the power to vote and dispose of 18,154,856 shares of the Issuer's Common Stock.

TCWG, as the parent of TCW and TAMCO, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Stock that the other TCW Related Entities have power to vote and dispose, all of which constitutes 33,856,641 shares of the Issuer's Common Stock.

Oaktree, as the investment manager of the Oaktree Accounts, has discretionary authority and control over all of the assets of such account pursuant to the investment management agreements relating to such accounts, including the power to vote and dispose of the Issuer's Common Stock held in the name of the Oaktree Accounts. Oaktree, as the general partner of the Opportunities Fund, also has the power to vote and dispose of the shares of the Issuer's Common Stock held by the Opportunities Fund. Therefore, Oaktree has the power to vote and dispose of 27,525,029 shares of the Issuer's Common Stock.

  (c) Except for the purchases by the Special Credits Account, the Special Credits Trusts and the Special Credits Partnership described herein, none of the TCW Related Entities, and to the best of their knowledge, none of their respective executive officers, directors, or general partners has effected transactions involving the issuer's Common Stock during the last 60 days.
Except for the purchases by the Oaktree Accounts and the Opportunities Fund described herein, neither Oaktree, nor, to the best of its knowledge, any of its executive officers or members, have effected transactions involving the Issuer's Common Stock during the last 60 days. The TCW Related Entities, Oaktree and each of the individuals listed in Item 2 disclaim beneficial ownership of the shares of the Issuer's Common Stock reported herein (except for the shares owned directly by such individuals) and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this Statement.

  (d) None

  (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Special Credits, as general partner of the Special Credits Limited Partnership, receives a fee for managing all the assets of the Special Credits Limited Partnership. In addition, Special Credits, as investment manager of the Special Credits Account, receives a management fee for managing the assets of the Special Credits Account. The Special Credits Limited Partnership and the Special Credits Account have similar investment strategies of investing in financially distressed entities; however, the implementation of these strategies may differ from partnership to account and account to account.

TCW, as trustee of the Special Credits Trusts, receives a management fee for managing all the assets of the Special Credits Trusts. The Special Credits Trusts each have an investment strategy similar to the Special Credits Limited Partnership and Special Credits Account in investing in financially distressed entities. However, the implementation of this strategy may differ from entity to entity and account to account.

Oaktree, as investment manager of the Oaktree Accounts and general partner of the Opportunities Fund, receives a management fee for managing the assets of the Oaktree Accounts and the Opportunities Fund, earns an incentive fee from the Oaktree Accounts and has a carried interest in the Opportunities Fund. The Oaktree Accounts and the Opportunities Fund have an investment strategy of investing in financially distressed entities. The implementation of that strategy may differ from the implementation of similar strategies by the Special Credits Entities and the Special Credits Account.

Except to the extent the securities referred to in this Statement constitute assets of the Special Credits Entities, the Special Credits Account, the Oaktree Accounts and the Opportunities Fund and except as provided in the Registration Rights Agreement among the Issuer and Special Credits, as agent and on behalf of the Special Credits Partnership, Special Credits Account and Special Credits Trusts, by TAMCO, its managing general partner dated as of December 30, 1994 and amended by and among the (i) Issuer, (ii) Special Credits, as agent and on behalf of the Special Credits Partnership, Special Credits Account and Special Credits Trusts, by TAMCO, its managing general partner, (iii) The Copernicus Fund, L.P. by DDJ Capital Management, LLC, its general partner and (iv) The Galileo Fund, L.P. by DDJ Capital Management, LLC, its general partner as of February 21, 1996 and as further amended June 10, 1996, August 6, 1997 and
June 5, 1998 providing that the Special Credits Entities, the Special Credits Account and Oaktree Account

I have demand registration rights, "piggy-back" registration rights and shelf registration rights with respect to all of the shares of the Issuer's Common Stock currently held by such entities; the Common Stock Purchase Agreement dated as of February 21, 1996 (as amended) as more fully described in Item 3 above; the Unit Purchase Agreement dated August 6, 1997 as more fully described in Item 3 above and the 8% Series B Convertible Preferred Stock Purchase Agreement dated June 5, 1998 as more fully described in Item 3 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or, to the best of the TCW Related Entities' and Oaktree's knowledge, their respective executive officers, directors or general partners, or between such persons and any other person with respect to any securities of the Issuer.

ITEM 6.   MATERIAL TO BE FILED AS EXHIBITS

The following is filed herewith as an Exhibit to this Schedule 13D:

Exhibit 1 --   A written agreement relating to the filing of the joint
               acquisition statement as required by Rule 13d-1(k)(1) under the Securities Act of 1934, as amended.

                                      SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 17th day of March, 1999.

THE TCW GROUP, INC.

By:  /s/  Michael E. Cahill
--------------------------------------
Michael E. Cahill
Managing Director and General Counsel


TRUST COMPANY OF THE WEST

By: /s/  Kenneth Liang
--------------------------------------
Kenneth Liang, Authorized Signatory


TCW ASSET MANAGEMENT COMPANY

By: /s/  Kenneth Liang
--------------------------------------
Kenneth Liang, Authorized Signatory


TCW SPECIAL CREDITS

By: /s/  Kenneth Liang
--------------------------------------
Kenneth Liang, Authorized Signatory of
TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits


TCW SPECIAL CREDITS FUND IIIb

By: /s/  Kenneth Liang
--------------------------------------
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits, the General Partner
of TCW Special Credits Fund IIIb

TCW SPECIAL CREDITS TRUST

By: /s/  Kenneth Liang
--------------------------------------
Kenneth Liang, Authorized Signatory of
Trust Company of the West, the trustee
of TCW Special Credits Trust


TCW SPECIAL CREDITS TRUST IIIb

By: /s/  Kenneth Liang
--------------------------------------
Kenneth Liang, Authorized Signatory of
Trust Company of the West, the trustee
of TCW Special Credits Trust IIIb


ROBERT A. DAY

By:  /s/  Michael E. Cahill
--------------------------------------
Michael E. Cahill
Under Power of Attorney dated January 30, 1996, on file with
Schedule 13G Amendment No. 1 for Matrix Service Co., dated January 30, 1996


OAKTREE CAPITAL MANAGEMENT, LLC

By: /s/  Kenneth Liang
--------------------------------------
Kenneth Liang
Managing Director
General Counsel


WEYERHAEUSER COMPANY MASTER RETIREMENT TRUST

By: Oaktree Capital Management, LLC
its Investment Manager

By: /s/  Kenneth Liang
--------------------------------------
Kenneth Liang
Managing Director
General Counsel


OCM OPPORTUNITIES FUND II, L.P.

By: Oaktree Capital Management, LLC
its General Partner

By: /s/ Kenneth Liang
--------------------------------------
Kenneth Liang
Managing Director
General Counsel

                                     SCHEDULE I
                                 BOARD OF DIRECTORS
                                         OF
                                  TCW GROUP, INC.

All of the following individuals are directors of TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise specified below:

JOHN M. BRYAN
Partner
Bryan & Edwards
600 Montgomery St., 35th Floor
San Francisco, CA  94111

ROBERT A. DAY
Chairman of the Board,
Chairman and Chief Executive Officer
Trust Company of the West
200 Park Avenue, Suite 2200
New York, New York  10166

DAMON P. DE LASZLO, ESQ.
Managing Director of Harwin
Engineers S.A., Chairman & D.P.
Advisers Holdings Limited
Byron's Chambers
A2 Albany, Piccadilly
London W1V 9RD - England
(Citizen of United Kingdom)

WILLIAM C. EDWARDS
Partner - Bryan & Edwards
3000 Sand Hill Road, Suite 190
Menlo Park, CA  94025

ERNEST O. ELLISON
Vice Chairman
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, California 90017

HAROLD R. FRANK
Chairman of the Board
Applied Magnetics Corporation
75 Robin Hill Rd.
Goleta, CA  93017

CARLA A. HILLS
1200 19th Street, N.W.
5th Floor
Washington, DC  20036

DR. HENRY A. KISSINGER
Chairman
Kissinger Associates, Inc.
350 Park Ave., 26th Floor
New York, NY  10022

THOMAS E. LARKIN, JR.
President
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, CA  90017

KENNETH L. LAY
Enron Corp.
1400 Smith Street
Houston, TX  77002-7369

MICHAEL T. MASIN, ESQ.
Vice Chairman
GTE Corporation
One Stamford Forum
Stamford, CT  06904

EDFRED L. SHANNON, JR.
Investor/Rancher
1000 S. Fremont Ave.
Alhambra, CA  91804

ROBERT G. SIMS
Private Investor
11828 Rancho Bernardo, Box 1236
San Diego, CA  92128

MARC I. STERN
President
The TCW Group, Inc.
865 South Figueroa St., Suite 1800
Los Angeles, CA  90017